File N 82-4672

ACCOR

Press Release

Nine-Month Revenues Down 0.2% Like-for-Like

Paris, November 5, 2003

(in € millions)	2002	2003	% change (reported)	% change (like-for-like)
Hotels	**3,803**	**3,655**	**-3.9%**	**-1.4%**
Services	**360**	**342**	**-5.0%**	**+8.7%**
Other businesses	1,239	1,102	-11.1%	+0.7%
Total Group	**5,402**	**5,099**	**-5.6%**	**-0.2%**

Consolidated revenues for the first nine months of 2003 were down 5.6%. On a like-for-like basis, the decline was limited to 0.2%.

The reported decline of 5.6% broke down as follows:

- Like-for-like	-0.2%
- Business expansion	+3.6%
- Currency effect	-6.3%
- Asset disposals	-2.7%

Hotels

Hotel revenues at September 30 were down 1.4% like-for-like. The 3.9% reported decline was due to a negative 5.9% currency effect, while the contribution from newly opened hotels added 4%. The third quarter saw an improved performance in the Upscale and Midscale segments, as revenues contracted by 0.7% compared with a 4.4% decline in the second quarter. The improvement was led by solid performances in the United Kingdom and the United States, where revenues rose by 3% and 4.3% respectively. Although adversely affected by a difficult summer season in Europe (-0.4% vs. +0.7% in the second quarter) and especially in France, the Economy hotel segment showed some encouraging signs in the United States, where revenues declined by 1% in the third quarter after a 4.6% decrease in the second quarter.

Services

Revenues from Services were up 8.7% like-for-like at September 30, nearly on a par with the 8.9% increase reported at June 30. The third quarter was shaped by a return to growth in reported revenues, which rose by 4.9%, thanks to a lessened currency effect.

Other businesses

Reported revenues from other Group businesses (travel agencies, casinos, restaurants and onboard train services) contracted by 11.1% in the first nine months, due mainly to the sale of a 50% stake in Accor Casinos. Like-for-like, revenues were up 0.7%.

2003 earnings objectives maintained

In light of third-quarter results in line with its expectations and a number of programs under way, Accor is maintaining its full-year objective of approximately €500 million in profit before tax.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contact

Eliane Rouyer
Director of Investors Relations
Tel : 00.33.(0)1.45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

ACCOR

Consolidated Sales	First Quarter				Second Quarter				Third Quarter				First 9 months			
(in EUR million)	*2002*	*2003*	*Change 2003/02 Reported*	*Change 2003/02 Like-for-Like*	*2002*	*2003*	*Change 2003/02 Reported*	*Change 2003/02 Like-for-Like*	*2002*	*2003*	*Change 2003/02 Reported*	*Change 2003/02 Like-for-Like*	*2002*	*2003*	*Change 2003/02 Reported*	*Change 2003/02 Like-for-Like*
Hotels	**1,136**	**1,104**	**-2.9%**	**+0.2%**	**1,343**	**1,250**	**-6.9%**	**-3.3%**	**1,324**	**1,301**	**-1.7%**	**-0.7%**	**3,803**	**3,655**	**-3.9%**	**-1.4%**
Upscale and Midscale	608	625	+2.7%	+1.4%	719	700	-2.8%	-4.4%	689	705	+2.3%	-0.7%	2,017	2,029	+0.6%	-1.4%
Economy	239	249	+4.3%	+1.6%	291	293	+0.8%	+0.7%	300	306	+1.8%	-0.4%	830	848	+2.2%	+0.6%
Economy U.S.	290	230	-20.5%	-3.4%	332	257	-22.6%	-4.6%	334	290	-13.2%	-1.0%	956	777	-18.7%	-3.0%
Services	**126**	**111**	**-12.3%**	**+8.4%**	**128**	**120**	**-6.2%**	**+9.4%**	**107**	**112**	**+4.9%**	**+8.3%**	**361**	**342**	**-5.0%**	**+8.7%**
Other businesses	**405**	**343**	**-15.1%**	**+0.9%**	**447**	**378**	**-15.5%**	**+0.2%**	**386**	**380**	**-1.7%**	**+1.1%**	**1,239**	**1,102**	**-11.1%**	**+0.7%**
Travel management	116	93	-20.2%	-7.3%	121	100	-17.2%	-9.1%	110	91	-17.2%	-6.2%	347	284	-18.2%	-7.6%
Casinos	72	47	-34.4%	+4.2%	76	47	-38.3%	-1.2%	44	51	+16.1%	+0.7%	192	145	-24.4%	+1.2%
Restauration	118	98	-17.0%	+8.1%	115	107	-7.4%	+8.7%	89	97	+9.4%	+10.3%	322	302	-6.3%	+8.9%
On-board train services	65	63	-4.2%	-2.3%	72	72	-0.8%	-1.5%	77	75	-1.9%	+0.6%	214	210	-2.2%	-1.0%
Other	33	43	+29.7%	+3.5%	63	53	-16.3%	+6.4%	67	66	-2.4%	+1.7%	163	161	-1.2%	+3.9%
TOTAL	**1,667**	**1,558**	**-6.5%**	**+1.0%**	**1,918**	**1,748**	**-8.9%**	**-1.7%**	**1,817**	**1,793**	**-1.3%**	**+0.2%**	**5,402**	**5,099**	**-5.6%**	**-0.2%**

Hotel RevPAR by market segment September 2003, YTD	**Occupancy Rate**		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
	(in %)	(chg. in pts)	(chg. in %)	(chg. in %)	*(chg. in %)*
Upscale and Midscale Europe	62.2%	- 2.1	- 2.1%	- 5.4%	*- 3.8%*
Economy Europe (excl. US)	72.8%	- 2.7	+ 0.9%	- 2.7%	*- 0.9%*
Economy US *(in USD)*	66.1%	- 0.7	- 1.3%	- 2.3%	*- 2.5%*

Hotel RevPAR by country September 2003, YTD	Number of rooms (1)	**Occupancy Rate**		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
(in local currency)		(in %)	(chg. in pts)	(var. en %)	(var. en %)	*(chg. in %)*
France	*82,469*	69.4%	- 2.9	+ 1.8%	- 2.3%	*- 0.2%*
Germany	*30,192*	62.9%	- 0.5	- 3.2%	- 4.0%	*- 4.3%*
UK	*9,882*	73.2%	- 2.2	+ 4.9%	+ 1.8%	*- 1.7%*
The Netherlands	*5,424*	68.2%	- 8.5	- 6.5%	- 16.9%	*- 16.5%*
Belgium	*5,180*	68.5%	- 2.9	- 2.8%	- 6.7%	*- 3.9%*
Italy	*3,453*	57.8%	- 6.4	+ 0.1%	- 10.0%	*- 7.5%*
Spain	*3,478*	69.7%	- 5.9	- 6.3%	- 13.6%	*+ 0.5%*
Hungary	*3,417*	60.6%	- 2.1	- 7.7%	- 10.9%	*- 11.0%*
USA (upscale and midscale)	*3,764*	63.2%	- 0.2	+ 2.1%	+ 1.7%	*+ 1.3 %*

(1) Subsidiaries and managed

File N°82-4672

03 NOV 19 AM 7:21

ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28